UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On August 6, 2025, Riskified Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”), at the Company’s Tel Aviv office located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority in accordance with the Israel Companies Law, 5759-1999, and the Company's articles of association, each of the proposals set forth in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 30, 2025.

In connection with Proposal No. 2, the Company hereby furnishes the Amended & Restated Compensation Policy for the Company’s Executive Officers and Directors.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-258461, 333-265150, 333-270006, 333-277711 and 333-285599).

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Amended & Restated Compensation Policy for Executive Officers and Directors, as amended on August 6, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: August 7, 2025	Name:	Eido Gal
	Title:	Chief Executive Officer